SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Talkspace, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87427V103

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87427V103	13G	Page 2 of 11 pages

1	NAME OF REPORTING PERSONS Revolution Growth III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,691,082 (2)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 7,691,082 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,691,082 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	7,691,082 shares of the Issuer’s Class A Common Stock reported herein are directly held by Revolution Growth and 1,904 are directly held by Revolution Growth GP. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Murray, the operating manager of Revolution Growth UGP, has voting power with respect to the shares held by Revolution Growth, and Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis may be deemed to beneficially own the shares held by Revolution Growth.
(3)	This percentage is calculated based upon based on 159,149,884 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 87427V103	13G	Page 3 of 11 pages

1	NAME OF REPORTING PERSONS Revolution Growth GP III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,692,986 (2)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 7,692,986 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,692,986 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	7,691,082 shares of the Issuer’s Class A Common Stock reported herein are directly held by Revolution Growth and 1,904 are directly held by Revolution Growth GP. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Murray, the operating manager of Revolution Growth UGP, has voting power with respect to the shares held by Revolution Growth, and Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis may be deemed to beneficially own the shares held by Revolution Growth.
(3)	This percentage is calculated based upon based on 159,149,884 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 87427V103	13G	Page 4 of 11 pages

1	NAME OF REPORTING PERSONS Revolution Growth UGP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,692,986 (2)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 7,692,986 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,692,986 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (3)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	7,691,082 shares of the Issuer’s Class A Common Stock reported herein are directly held by Revolution Growth and 1,904 are directly held by Revolution Growth GP. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Murray, the operating manager of Revolution Growth UGP, has voting power with respect to the shares held by Revolution Growth, and Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis may be deemed to beneficially own the shares held by Revolution Growth.
(3)	This percentage is calculated based upon based on 159,149,884 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 87427V103	13G	Page 5 of 11 pages

1	NAME OF REPORTING PERSONS Steven J. Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 952
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,692,986 (2)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 952
WITH	8	SHARED DISPOSITIVE POWER 7,692,986 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,693,938 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	7,691,082 shares of the Issuer’s Class A Common Stock reported herein are directly held by Revolution Growth and 1,904 are directly held by Revolution Growth GP. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Murray, the operating manager of Revolution Growth UGP, has voting power with respect to the shares held by Revolution Growth, and Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis may be deemed to beneficially own the shares held by Revolution Growth.
(3)	This percentage is calculated based upon based on 159,149,884 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 87427V103	13G	Page 6 of 11 pages

1	NAME OF REPORTING PERSONS Stephen M. Case
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 74,632 (2)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 74,632 (2)
WITH	8	SHARED DISPOSITIVE POWER 7,692,986 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,767,618 (2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (4)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 74,632 shares of the Issuer’s Class A Common Stock held by a family trust of which Case is the trustee.
(3)	7,691,082 shares of the Issuer’s Class A Common Stock reported herein are directly held by Revolution Growth and 1,904 are directly held by Revolution Growth GP. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Murray, the operating manager of Revolution Growth UGP, has voting power with respect to the shares held by Revolution Growth, and Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis may be deemed to beneficially own the shares held by Revolution Growth.
(4)	This percentage is calculated based upon based on 159,149,884 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 87427V103	13G	Page 7 of 11 pages

1	NAME OF REPORTING PERSONS Theodore J. “Ted” Leonsis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 9,332 (2)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 9,332 (2)
WITH	8	SHARED DISPOSITIVE POWER 7,692,986 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,702,318 (2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (4)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 9,332 shares of the Issuer’s Class A Common Stock held by a family trust of which Leonsis is the trustee.
(3)	7,691,082 shares of the Issuer’s Class A Common Stock reported herein are directly held by Revolution Growth and 1,904 are directly held by Revolution Growth GP. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Murray, the operating manager of Revolution Growth UGP, has voting power with respect to the shares held by Revolution Growth, and Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis may be deemed to beneficially own the shares held by Revolution Growth.
(4)	This percentage is calculated based upon based on 159,149,884 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 87427V103	13G	Page 8 of 11 pages

Item 1.

(a)	Name of Issuer:

Talkspace, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

570 Lexington Avenue

35th Floor

New York, NY 10022

Item 2.

(a)	Name of Person Filing:

Revolution Growth III, LP (“Revolution Growth”)

Revolution Growth GP III, LP (“Revolution Growth GP”)

Revolution Growth UGP III, LLC (“Revolution Growth UGP”)

Steven J. Murray (“Murray”)

Stephen M. Case (“Case”)

Theodore J. “Ted” Leonsis (“Leonsis”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

Revolution Growth GP is the general partner of Revolution Growth. Revolution Growth UGP is the general partner of Revolution Growth GP. Murray, as the operating manager of Revolution Growth UGP has voting power with respect to the shares held by Revolution Growth. Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth.

(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of Revolution Growth, Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis is 1717 Rhode Island Avenue NW, 10th Floor, Washington, DC 20036.

(c)	Citizenship:

Each of Revolution Growth, Revolution Growth GP and Revolution Growth UGP are organized under the laws of the State of Delaware. Murray, Case and Leonsis are citizens of the United States.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

87427V103

CUSIP No. 87427V103	13G	Page 9 of 11 pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Revolution Growth (1)	7,691,082		7,691,082		7,691,082	7,691,082	4.8%
Revolution Growth GP (1)	1,904		7,692,986		7,692,986	7,692,986	4.8%
Revolution Growth UGP (1)			7,692,986		7,692,986	7,692,986	4.8%
Murray (1)	952	952	7,692,986	952	7,692,986	7,693,938	4.8%
Case (1)(2)	74,632	74,632		74,632	7,692,986	7,767,618	4.9%
Leonsis (1)(3)	9,332	9,332		9,332	7,692,986	7,702,318	4.8%

(1)	7,691,082 shares of the Issuer’s Class A Common Stock reported herein are directly held by Revolution Growth and 1,904 are directly held by Revolution Growth GP. Revolution Growth GP and Revolution Growth UGP are the direct and indirect general partners of Revolution Growth, respectively. Murray, the operating manager of Revolution Growth UGP, has voting power with respect to the shares held by Revolution Growth, and Murray, Case and Leonsis, as members of the investment committee of Revolution Growth UGP, may be deemed to share dispositive power over the shares held by Revolution Growth. Revolution Growth GP, Revolution Growth UGP, Murray, Case and Leonsis may be deemed to beneficially own the shares held by Revolution Growth.
(2)	Includes 74,632 shares held by a family trust of which Case is the trustee.
(3)	Includes 9,332 shares held by a family trust of which Leonsis is the trustee.
(4)	This percentage is calculated based upon based on 159,149,884 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 87427V103	13G	Page 10 of 11 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 87427V103	13G	Page 11 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REVOLUTION GROWTH III, LP
By: Revolution Growth GP III, LP By: Revolution Growth UGP III, LLC
February 14, 2023	By:	/s/ STEVEN J. MURRAY
	Name:	Steven J. Murray
	Title:	Operating Manager

Revolution Growth GP III, LP By: Revolution Growth UGP III, LLC
February 14, 2023	By:	/s/ STEVEN J. MURRAY
	Name:	Steven J. Murray
	Title:	Operating Manager

REVOLUTION GROWTH UGP III, LLC

February 14, 2023	By:	/s/ STEVEN J. MURRAY
	Name:	Steven J. Murray
	Title:	Operating Manager

February 14, 2023	/s/ STEVEN J. MURRAY
Steven J. Murray

February 14, 2023	/s/ STEPHEN M. CASE
Stephen M. Case

February 14, 2023	/s/ THEODORE J. LEONSIS
Theodore J. Leonsis

CUSIP No. 87427V103	13G	Page 1 of 1 pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Talkspace, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

REVOLUTION GROWTH III, LP
By: Revolution Growth GP III, LP By: Revolution Growth UGP III, LLC
February 14, 2023	By:	/s/ STEVEN J. MURRAY
	Name:	Steven J. Murray
	Title:	Operating Manager

Revolution Growth GP III, LP By: Revolution Growth UGP III, LLC
February 14, 2023	By:	/s/ STEVEN J. MURRAY
	Name:	Steven J. Murray
	Title:	Operating Manager

REVOLUTION GROWTH UGP III, LLC

February 14, 2023	By:	/s/ STEVEN J. MURRAY
	Name:	Steven J. Murray
	Title:	Operating Manager

February 14, 2023	/s/ STEVEN J. MURRAY
Steven J. Murray

February 14, 2023	/s/ STEPHEN M. CASE
Stephen M. Case

February 14, 2023	/s/ THEODORE J. LEONSIS
Theodore J. Leonsis